FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a notice published by Banco de Chile (the “Bank”) in a local newspaper on April 28, 2006, regarding the payment of a dividend to its shareholders in the form of fully paid-in-shares (acciones liberadas de pago).

NOTICE ART. 104 OF THE REGULATION ON PUBLIC CORPORATIONS

BANCO DE CHILE

ISSUANCE OF FULLY PAID-IN-SHARES
(Emisión de acciones liberadas de pago)

a) During the Bank’s Extraordinary Shareholders Meeting held on March 23, 2006, the minutes of which were recorded in a public deed, dated April 5, 2006, drawn up at the Santiago office of the Public Notary Mr. Rene Benavente Cash, the Bank’s shareholders agreed to increase the Bank's capital in the amount of Ch$30,984,217,291 by means of the issuance of 957,781,060 fully paid-in shares, to be charged to the 2005 net income not distributed as dividend, in accordance with the agreement reached by the Bank’s shareholders during their Ordinary Shareholders Meeting held on the same day.

The Superintendency of Banks and Financial Institutions approved the amendment of the Bank’s bylaws by means of Resolution N° 39 dated April 13, 2006, which was registered in document 14,349 N°9,864 of the Santiago Registrar of Commerce, corresponding to April 17, 2006 and published in the Official Gazette N° 38,441 dated April 18, 2006.

The issuance of the fully paid-in shares was registered in the Register of Securities of the aforementioned Superintendency under N°01/2006.

b) During Session N° 2621 of April 27, 2006 the Bank’s Board of Directors agreed to issue and distribute the fully paid-in shares on May 11, 2006.

c) Shareholders registered in the Bank’s registry on May 5, 2006 are entitled to receive the fully paid-in shares at a ratio of 0.02461 shares for each Banco de Chile share held.

d) As a consequence of the issuance of the fully paid-in shares, the Bank’s capital is 69,037,564,665 shares without par value, all of which is fully paid and subscribed.

e) On the same day of May 11, 2006, the respective share titles will be duly assigned to each shareholder and will be printed within the legal period of time for the shareholders who may request it, in writing, at the Bank’s Shares Department.

General Manager
April, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

Banco de Chile

/S/ Pablo Granifo L.
By: Pablo Granifo Lavín General Manager